Exhibit 10.2

Certain identified information identified with brackets (“[•••]”) has been excluded from this exhibit because it both (i) is not material and (ii) would be competitively harmful if publicly disclosed.

EXHIBIT 10.2 Employment Offer Letter A Verma (redacted)

Execution Copy

April 11, 2021

Ajay Verma, M.D., Ph.D.

[•••]

Re:	Employment Offer Letter

Dear Ajay:

On behalf of Yumanity Therapeutics, I am pleased to offer you employment by Yumanity Therapeutics or its subsidiaries (collectively, “Yumanity”) on the terms set forth in this letter (the “Offer Letter”). We hope that you choose to join the Yumanity team and look forward to a mutually beneficial relationship.

1. Position. Upon joining Yumanity, you will assume the role of Executive Vice President, Head of Research and Development reporting to the CEO. As you progress with Yumanity, your position and assignments may be subject to change, and we expect you to perform the duties and responsibilities that are associated with your position or otherwise as may be assigned to you. This is a full-time position. While you render services to Yumanity, we expect you to devote all of your professional and working time and energies to the business of Yumanity and not engage in any other employment, consulting or other business activity (whether full-time or part-time) without the prior written consent of Yumanity. You agree to abide by all employment polices instituted by Yumanity, as they may be amended from time to time. As stated below, your employment with Yumanity is “at-will,” meaning that your employment may be terminated for any reason, or for no reason, by Yumanity or you at any time.

2. Commencement Date. Subject to the terms hereof, your employment hereunder will commence on a date to be determined (the “Commencement Date”).

3. Compensation.

(a) Base Salary. In consideration for your services rendered to Yumanity, your base salary will be $430,000 per year, payable in accordance with Yumanity’s standard payroll schedule and subject to applicable deductions and withholdings. This position is exempt under the Fair Labor Standards Act, meaning that you are not entitled to overtime pay.

(b) Bonus. During the term of your employment with Yumanity, you will be considered for an annual incentive bonus (the “Annual Bonus”) with respect to each fiscal year of your employment with Yumanity, the amount, terms and conditions of such Annual Bonus (if any) to be determined at the discretion of the Board of Directors (the “Board”) of Yumanity or a committee thereof. Your target Annual Bonus will be up to 40% of your base salary. The actual Annual Bonus percentage is discretionary and will be subject to Yumanity’s assessment of your performance, as well as business conditions at Yumanity. The Annual Bonus also will be subject to your employment for the full period covered by the Annual Bonus, with any Annual Bonus earned in 2021 prorated from the Commencement Date, and approval by and adjustment at the discretion of the Board or a committee thereof and the terms of any applicable bonus plan. The Annual Bonus, if any, will be paid between January 1st and March 15th of the calendar year following the calendar year for which such Annual Bonus was earned. The payment of any Annual Bonus will be contingent upon you being employed by Yumanity as of the payment date of such Annual Bonus. Yumanity also may make adjustments in the targeted amount of your Annual Bonus.

(c) Stock Option Grant. In connection with the commencement of your employment, and subject to the approval of the Board or an authorized committee or delegate thereof, you will be granted options to purchase 84,000 shares of Yumanity Therapeutics, Inc. common stock (the “Stock Options”). You will be granted an additional 20,000 options as a performance grant based on accomplishing the following critical R&D milestones: 5,000 options for each of the potential two MRK milestones collected over the next 12 months and 10,000 options for accelerating the start of the Phase 2 proof-of-concept YTX-7739 trial to Q1 2022 (currently projected for Q2 2022). These options will not be granted if the milestones are not achieved (the “Performance Stock Options”). As approved by Yumanity, the Stock Options will be granted on the Commencement Date, and the Performance Stock Options on the respective date of milestone achievement (only if achieved) and the exercise price per share of the Stock Options will be the closing price of Yumanity’s common stock on the Nasdaq Stock Market on the date of grant. Twenty-five percent (25%) of the Stock Options will be vested upon the first anniversary of the commencement of your employment with Yumanity, with the remaining seventy-five percent (75%) vesting ratably each month over three (3) years, subject to your continued employment with Yumanity. All equity grants, including the Stock Options, shall be subject to, and granted in accordance with, the terms and conditions of Yumanity’s Equity Incentive Plan and standard grant agreement.

(d) Periodic Review and Adjustments. Notwithstanding the foregoing, all of your compensation terms will be subject to periodic review and may be modified by Yumanity from time to time in its discretion.

4. Reimbursement of Expenses. You will be entitled to prompt reimbursement for all ordinary and reasonable out-of-pocket business expenses which are, have been or are reasonably incurred by you in furtherance of Yumanity’s business and in accordance with Yumanity’s standard policies. All reimbursements provided under this Offer Letter will be made or provided in accordance with the requirements of Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended (the “Code”) including, where applicable, the requirement that (a) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this Offer Letter); (b) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year; (c) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (d) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

5. Employee Benefits. As a regular employee of Yumanity, you will be eligible to participate in a number of Yumanity-sponsored benefits provided to other Yumanity employees of similar rank and tenure, subject to the terms and conditions of such policies and programs. Except when prohibited by applicable law, Yumanity’s benefit plans and fringe benefits may be amended by Yumanity from time to time in its sole discretion, and the provision of such benefits does not change your status as an at-will employee. Your time off is not limited per year but must be scheduled to minimize disruption to Yumanity’s operations, pursuant to the terms and conditions of Yumanity policy and practices as applied to other Yumanity employees of similar rank and tenure. Paid time off is not accrued, earned, vested, or classified as a wage supplement, and thus, will not be paid out to you upon separation of employment, regardless of the reason for the separation.

6. Termination; Severance. Notwithstanding the at-will nature of the parties’ relationship, should Yumanity terminate your employment without “Cause” (described below) or should you resign your employment for “Good Reason” (described below), then you will be eligible for severance payments and benefits on the terms and conditions described below.

(a) Standard Severance. In the event that Yumanity terminates your employment without Cause or you resign from your employment for Good Reason, in either case in the absence of a “Change of Control” (as defined below), then, conditioned upon your execution and non-revocation of a separation agreement (the “Separation Agreement”) in a form satisfactory to Yumanity (which will contain, among other things, a full and general release of claims to Yumanity and its affiliates and their respective directors, officers, agents and employees; standard post-employment obligations; and, as applicable, a non-competition covenant that restricts certain competitive activities for a specified period of time) and your compliance with your Employee Confidentiality, Non-Competition, Non-Solicitation, and Intellectual Property Agreement or similar agreements with Yumanity (collectively, “Covenants Agreements”), you will be eligible for the following standard severance package:1/

(i) Yumanity will continue to pay your base salary, at the rate in effect on the date of termination (or if the termination is for Good Reason due to a reduction in your base salary, at the rate in effect immediately prior to such reduction) for a period of nine (9) months (the “Standard Severance Period”); and

(ii) (x) if Yumanity is subject to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) or similar state law, (y) the premium subsidy described below is not illegal or discriminatory under the Code, the Patient Protection and Affordable Care Act or the Health Care and Education Reconciliation Act, and (z) if you properly elect to receive benefits under COBRA, Yumanity will provide you with nine (9) months of your COBRA premiums at Yumanity’s normal rate of contribution for employees for your coverage at the level in effect immediately prior to your termination.

1/

In the event of a resignation for any reason (including “Good Reason”) or a termination that qualifies as “Cause” hereunder (or, as applicable, “Cause” as defined in your Covenants Agreement) then the non-competition covenant will be contained in your Covenants Agreement, with which you will be expected to comply (the non-competition covenant will not be contained in the separation agreement). Please note that, as stated in your Covenants Agreement, in the event that you are eligible for garden leave or analogous payments in support of your non-competition obligations under your Covenants Agreement, then Yumanity reserves the right to offset any severance payments or benefits hereunder against garden leave or analogous payments, to the extent permitted by applicable law.

(b) Change of Control Severance. If within three (3) months prior to or twelve (12) months after a Change of Control, Yumanity terminates your employment without Cause or you resign from your employment for Good Reason, then, conditioned on your execution and non-revocation of the Separation Agreement and your compliance with your Covenants Agreement2/, you will be eligible for the following change of control severance package:

(i) Yumanity will continue to pay your base salary, at the rate in effect on the date of termination (or if the termination is for Good Reason due to a reduction in your base salary, at the rate in effect immediately prior to such reduction) for a period of nine (9) months (the “COC Severance Period”);

(ii) (x) if Yumanity is subject to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) or similar state law, (y) the premium subsidy described below is not illegal or discriminatory under the Code, the Patient Protection and Affordable Care Act or the Health Care and Education Reconciliation Act, and (z) if you properly elect to receive benefits under COBRA, Yumanity will provide you with your COBRA premiums at Yumanity’s normal rate of contribution for employees for your coverage at the level in effect immediately prior to your termination, through the COC Severance Period;

(iii) All of your granted time-based equity that remains unvested as of the termination date automatically will vest as of the date the Separation Agreement is signed and irrevocable, subject to the terms and conditions of the applicable Company equity plan and equity agreements signed by you pursuant thereto; and

(iv) The deadline for you to exercise any vested stock options will be extended to the COC Severance Period or, if earlier, the normal expiration date of such options, subject to the terms and conditions of the applicable Company equity plan and equity agreements signed by you pursuant thereto.

Please note that in the event that you are eligible for the severance payments and benefits described in this Section 6(b), then you will not be eligible for the severance payments and benefits described in Section 6(a).

(c) Definitions.

(i) For purposes of this Offer Letter, “Cause” will mean any one or more of the following actions: (A) your material breach of the terms of your Offer Letter or the terms of your Covenants Agreements; (B) your material dishonesty, willful misconduct, gross negligence, or reckless conduct in each case, if such conduct is in connection with the performance of your services to Yumanity; (C) your commission of an act of fraud, theft, misappropriation or embezzlement; (D) your indictment of, or pleading nolo contendere to, any crime involving moral turpitude or any felony; or (E) your material violation of a Company policy that had been previously provided to you in writing, or your willful refusal to perform your lawful assigned duties to Yumanity (other than as a result of your mental or physical impairment). For purpose solely of this clause (E), “Cause” will only exist if: (1) Yumanity delivered to you a written description of the events or conditions giving rise to your termination for Cause; and (2) if curable, you have been given at least 30 days to cure such events or conditions and you fail to cure such events or conditions within such time period given.

(ii) For purposes of this Offer Letter, “Good Reason” will mean a Separation as a result of your resignation after one of the following conditions has come into existence without your consent: (A) a material reduction in your base salary; (B) a material diminution of your authority, duties, or responsibilities; (C) a material breach by Yumanity of this Offer Letter, or any equity agreement signed by you; or (D) a relocation of your principal workplace by more than 50 miles. A resignation for Good Reason pursuant to any of the clauses described above will not be deemed to have occurred unless: (1) you give Yumanity written notice of the condition constituting Good Reason within 30 days after the initial existence of the condition, (2) if curable, the condition is not cured by Yumanity within 30 days of its receipt of such notice, and (3) your termination of employment occurs within 65 days following Yumanity’s receipt of your notice described in (1).

2/	See Note 1.

(iii) For purposes of this Letter, “Change of Control” will mean: (A) any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “Beneficial Owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Yumanity representing 50% or more of the total voting power represented by Yumanity’s then outstanding voting securities (excluding for this purpose any such voting securities held by Yumanity or its Affiliates or by any employee benefit plan of Yumanity) pursuant to a transaction or a series of related transactions which the Board does not approve; or (B) a merger or consolidation of Yumanity whether or not approved by the Board, other than a merger or consolidation which would result in the voting securities of Yumanity outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) more than 50% of the total voting power represented by the voting securities of Yumanity or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation; or (C) the sale or disposition by Yumanity of all or substantially all of Yumanity’s assets in a transaction requiring stockholder approval. “Change of Control” will be interpreted, if applicable, in a manner, and limited to the extent necessary, so that it will not cause adverse tax consequences under Section 409A of the Code.

(iv) For purposes of this Offer Letter, “Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Code.

(d) Payment Timing. Provided that you meet the conditions for severance payments and benefits described in Sections 6(a) or 6(b), as applicable, any severance payments paid according to terms herein will commence or be made within 60 days after the date of termination, provided that: (i) if the 60-day period begins in one calendar year and ends in a second calendar year, the severance payments will begin to be paid in the second calendar year by the last day of such 60-day period; and (ii) the initial payment will include a catch-up payment to cover amounts retroactive to the day immediately following the date of termination.

(e) Exclusions. Should you voluntarily terminate your employment without Good Reason or should your employment be terminated for Cause (whether before or after a Change of Control), then you will not be eligible for any severance payments or benefits described herein. In the event that you are eligible for severance payments or benefits under any other employment, severance or separation agreement or policy, or any provisions thereof, this Offer Letter replaces and supersedes such agreement or policy (or any provisions thereof) and you will not receive any payments or benefits under such agreement or policy (or any provisions thereof).

7. Forfeiture/Clawback. Please note that the compensation described in this Offer Letter will be subject to any forfeiture or clawback policy established by Yumanity generally for executives from time to time.

8. Confidentiality, Non-Competition, Non-Solicitation, and Intellectual Property Agreement. As part of your employment with Yumanity, you have and will be exposed to, and provided with, valuable confidential and/or trade secret information concerning Yumanity and its present and prospective clients. Like all Yumanity employees, you will be required, as a condition of your employment with Yumanity, to sign Yumanity’s standard Employee Confidentiality, Non-Competition, Non-Solicitation, and Intellectual Property Agreement, a copy of which is attached hereto as Exhibit A and the terms of which are incorporated into this Offer Letter.

9. Representation Regarding Other Obligations. This offer is conditioned on your representation that you are not subject to any confidentiality, non-competition agreement or any other similar type of restriction that may affect your ability to devote full time and attention to your work at Yumanity. If you have entered into any agreement that may restrict your activities on behalf of Yumanity, please provide me with a copy of the agreement as soon as possible. Please understand that Yumanity does not want you to disclose any confidential information belonging to a previous employer or to incorporate the proprietary information of any previous employer into Yumanity’s proprietary information and expects that you will abide by restrictive covenants to prior employers.

10. Return of Property and Records. Upon the termination of your employment hereunder for any reason, you will: (a) return to Yumanity all Yumanity confidential information and copies thereof (regardless of how such confidential information or copies are maintained) in your possession; and (b) deliver to Yumanity any property of Yumanity which may be in your possession, including, but not limited to, cell phones, smart phones, laptops, products, materials, memoranda, notes, records, reports or other documents or photocopies of the same.

11. Work Authorization; Background Check. Notwithstanding anything to the contrary herein, your employment with Yumanity is conditioned on: (a) satisfactory completion of reference and background checks; and (b) your submission of satisfactory proof of your legal authorization to work in the United States. Coincident with starting your employment with Yumanity, you will be expected to sign an I-9 form verifying that you are legally authorized to work in the United States. Attached as Exhibit B is a copy of the I-9 form. Please bring the appropriate document(s) listed on that form with you when you report for work. Yumanity will not be able to employ you if you fail to comply with these requirements.

12. Employment Relationship. Subject to Section 6, your employment with Yumanity will be “at will,” meaning that either you or Yumanity may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this Offer Letter. This is the full and complete agreement between you and Yumanity on this term. Although your job duties, title, compensation and benefits, as well as Yumanity’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of Yumanity (other than you).

13. Tax Matters.

(a) All forms of compensation referred to in this Offer Letter are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You are encouraged to obtain your own tax advice regarding your compensation from Yumanity. Yumanity does not guarantee the tax treatment or tax consequences associated with any payment or benefit arising under this Offer Letter, including but not limited to consequences related to Section 409A of the Code. You agree that Yumanity does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against Yumanity or its Board related to tax liabilities arising from your compensation.

(b) This Offer Letter will be interpreted and at all times administered in a manner that avoids the inclusion of compensation in income under Section 409A of the Code. Any provision inconsistent with Section 409A of the Code will be read out of the Offer Letter. For purposes of clarification, this paragraph will be a rule of construction and interpretation and nothing in this paragraph will cause a forfeiture of benefits on the part of you. It is intended that each installment of the payments and benefits provided under this Offer Letter will be treated as a separate “payment” for purposes of Section 409A of the Code. Neither Yumanity nor you will have the right to accelerate or defer the delivery of any such payments or benefits, except to the extent specifically permitted or required by Section 409A of the Code.

(c) Notwithstanding any other provision of this Offer Letter to the contrary, if any amount (including imputed income) to be paid to you pursuant to this Offer Letter as a result of your termination of employment is “deferred compensation” subject to Section 409A of the Code, and if you are a “Specified Employee” under Section 409A of the Code as of the date of your termination of employment, then, to the extent necessary to avoid the imposition of excise taxes or other penalties under Section 409A of the Code, the payment of benefits, if any, scheduled to be paid by Yumanity to you hereunder during the first 6-month period following the date of a termination of employment hereunder will not be paid until the date which is the first business day after 6 months have elapsed since your termination of employment. Any deferred compensation payments delayed in accordance with the terms of this paragraph will be paid in a lump sum after 6-months have elapsed since your termination of employment. Any other payments will be made according to the schedule provided for herein.

(d) If any of the benefits set forth in this Offer Letter are “deferred compensation” under Section 409A of the Code, any termination of employment triggering payment of such benefits must constitute a “separation from service” under Section 409A of the Code before distribution of such benefits can commence. To the extent that the termination of your employment does not constitute a “separation from service” under Section 409A of the Code (as the result of further services that are reasonably anticipated to be provided by you to Yumanity at the time your employment terminates), any benefits payable under this Offer Letter that constitute “deferred compensation” under Section 409A of the Code will be delayed until after the date of a subsequent event constituting a “separation from service” under Section 409A of the Code. For purposes of clarification, this paragraph will not cause any forfeiture of benefits on your part, but will only act as a delay until such time as a “separation from service” occurs.

(e) If any payment or benefit you would receive under this Offer Letter, when combined with any other payment or benefit you receive pursuant to a Change of Control (for purposes of this paragraph, a “Payment”) would: (i) constitute a “parachute payment” within the meaning of Section 280G the Code; and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment will be either: (1) the full amount of such Payment; or (2) such lesser amount as would result in no portion of the Payment being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local employments taxes, income taxes and the Excise Tax, results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. With respect to subsection (2), if there is more than one method of reducing the payment as would result in no portion of the Payment being subject to the Excise Tax, then you will determine which method will be followed, provided that if you fail to make such determination within 30 days after Yumanity has sent you written notice of the need for such reduction, Yumanity may determine the amount of such reduction in its sole discretion.

14. Interpretation, Amendment and Assignment. This Offer Letter, together with any agreements specifically referred to herein, constitute the complete agreement between you and Yumanity, contain all of the terms of your employment with Yumanity and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and Yumanity. This Offer Letter may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of Yumanity (other than you). Yumanity may assign its rights and obligations hereunder to any person or entity that succeeds to all or substantially all of Yumanity’s business. You may not assign your rights and obligations hereunder without the prior written consent of Yumanity.

15. Choice of Law and Forum Selection. The terms of this Offer Letter and the resolution of any disputes as to the meaning, effect, performance or validity of this Offer Letter or arising out of, related to, or in any way connected with, this Offer Letter, your employment with Yumanity or any other relationship between you and Yumanity (the “Disputes”) will be governed by Massachusetts law, excluding laws relating to conflicts or choice of law. You and Yumanity submit to the exclusive personal jurisdiction of the federal and state courts located in Boston, Massachusetts, in connection with any Dispute or any claim related to any Dispute. You and Yumanity waive and forever renounce your right to a trial before a civil jury.

We hope that you will accept our offer to join Yumanity. You may indicate your agreement with these terms and accept this offer by signing and dating both the enclosed duplicate original of this Offer Letter and the enclosed Employee Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Agreement, and returning them to me.

[Signature Page Follows]

Very truly yours,

YUMANITY THERAPEUTICS

By:	/s/ Ellen K. Forest
Name:	Ellen K. Forest
Title:	Chief Human Resources Officer

I have read and accept this employment offer:

/s/ Ajay Verma
Signature of Employee

Dated: April 11, 2021

Attachments

Exhibit A:	Employee Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Agreement

Exhibit B:	Form I-9

Exhibit A

April 11, 2021

Ajay Verma, M.D., Ph.D.

(via email: [•••])

Re: Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Agreement

Dear Ajay:

This letter agreement (the “Agreement”) is to confirm our understanding with respect to: (a) your agreement to protect and preserve confidential and proprietary information of Yumanity Therapeutics or any present or future parent, subsidiary or affiliate thereof (collectively, the “Company”); (b) your agreement not to compete with the Company; (c) your agreement not to solicit or otherwise interfere with any of the Company’s customers or employees; and (d) your agreement with respect to the ownership of inventions, ideas, copyrights and patents which may be used in the business of the Company. As a condition of your employment with the Company, and in consideration of the mutual promises and covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, you agree as follows:

1.	Confidentiality.

(a) Definition of Confidential Information. For purposes of this Agreement, “Confidential Information” means trade secrets and confidential and proprietary information of the Company, or any information provided to you or the Company under an obligation of confidentiality to a third party, or any confidential, trade secret, or proprietary information acquired by the Company from others with whom the Company or any affiliate has a business relationship, whether in written, oral, electronic or other form, including, but not limited to, technical data and specifications, business and financial information, product and marketing plans, customer and client information, customer and client lists, customer, client and vendor identities and characteristics, agreements, marketing knowledge and information, sales figures, pricing information, marketing plans, business plans, strategy forecasts, financial information, budgets, software, projections and procedures, the confidential evaluation of (and confidential use or non-use by the Company or any affiliate of) technical or business information in the public domain, Developments (as defined in Section 3), and any other scientific, technical or trade secrets of the Company or of any third party provided to you or the Company under a condition of confidentiality, provided that Confidential Information shall not include information that is in the public domain other than through any fault or act by you.3/

3/

The term “trade secrets,” as used in this Agreement, shall be given its broadest possible interpretation under the law of the Commonwealth of Massachusetts and shall include, without limitation, any specified or specifiable information, whether or not fixed in tangible form or embodied in any tangible thing, including but not limited to a formula, pattern, compilation, program, device, method, technique, process, business strategy, customer list, invention, or scientific, technical, financial or customer data.

(b) Protection and Non-Disclosure of Confidential Information. You expressly acknowledge and agree that all Confidential Information is and shall remain the sole property of the Company or the third party to whom the Company owes an obligation of confidentiality and that you shall hold it in strictest confidence. You shall at all times, both during the period you are performing services for the Company and after the termination of such services for any reason or for no reason, maintain in confidence and shall not, without the prior written consent of the Company, use (except in the course of performance of your duties for the Company or by court order), disclose, or give to others any Confidential Information.

(c) Notification to Company. In the event you are questioned by anyone not employed by the Company or by an employee of or a consultant to the Company not authorized to receive Confidential Information, in regard to any Confidential Information or concerning any fact or circumstance relating thereto, you shall promptly notify the Company.

(d) Return of Confidential Information. Upon the termination of your services to the Company for any reason or for no reason, or if the Company otherwise requests, you will: (i) return to the Company all tangible Confidential Information and copies thereof (regardless how such Confidential Information or copies are maintained), and (ii) deliver to the Company any property of the Company which may be in your possession, including, but not limited to, products, materials, memoranda, notes, records, reports, or other documents or photocopies of the same.

(e) No Impact on Other Obligations. The terms of this Section 1 are in addition to, and not in lieu of, any statutory or other contractual or legal obligation that you may have relating to the protection of the Company’s Confidential Information. The terms of this Section 1 shall survive indefinitely any termination of your provision of services to the Company for any reason or for no reason.

(f) Notice Pursuant to Defend Trade Secrets Act. Notwithstanding any provision of this Agreement prohibiting the disclosure of Developments (as defined in Section 2) or other Confidential Information, you understand that you may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a Company trade secret that: (i) is made (A) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, if you file a lawsuit or other court proceeding against the Company for retaliating against you for reporting a suspected violation of law, you may disclose the Company trade secret to the attorney representing you and use the Company trade secret in the court proceeding, if you file any document containing the Company trade secret under seal and do not disclose the trade secret, except pursuant to court order.

2.	Prohibited Competition and Solicitation.

(a) Acknowledgements and Agreements Regarding Competition. You expressly acknowledge that: (i) there are competitive and proprietary aspects of the business of the Company; (ii) during the course of your performing services for the Company, the Company shall furnish, disclose or make available to you Confidential Information (as defined in Section 1) and may provide you with unique and specialized training; (iii) such Confidential Information and training have been developed and shall be developed by the Company through the expenditure of substantial time, effort and money, and could be used by you to compete with the Company; (iv) if you become employed or affiliated with any competitor of the Company in violation of your obligations in this Agreement, it is inevitable that you would disclose the Confidential Information to such competitor and would use such Confidential Information, knowingly or unknowingly, on behalf of such competitor; (v) in the course of your employment, you shall be introduced to vendors, suppliers, customers, consultants, contractors, employees and others with important relationships to the Company, and any and all “goodwill” created through such introductions belongs exclusively to the Company, including, but not limited to, any goodwill created as a result of direct or indirect contacts or relationships between you and any vendors, suppliers or customers of the Company.

(b) Definitions.

(i) “Competing.” For the purposes of this Agreement, a business shall be deemed to be “Competing” with the Company if the business performs or is planning to perform any of the same or similar services, manufacturing, research, or development provided by the Company during the last two years of your employment by the Company; or is a business in which you could reasonably be expected to use or disclose Confidential Information.

(ii) “Non-Competition Period.” For the purposes of this Agreement, the term “Non-Competition Period” is defined as the one (1) year period following the termination of your employment with the Company for Cause (as that term is defined under your employment agreement, or, if not defined in an employment agreement, as that term is defined under Massachusetts law) or your resignation of your employment with the Company for any reason.

(iii) “Non-Solicitation Period.” For the purposes of this Agreement, the term “Non-Solicitation Period” is defined as the two (2) year period following the termination of your employment with the Company for any reason or for no reason, whether voluntary or involuntary.

(iv) “Restricted Territory.” For the purposes of this Agreement, the term “Restricted Territory” is defined as any regional area or territory in which you performed services on behalf of the Company or had a material presence or influence in the two years immediately preceding the termination of your employment with the Company, or in which the Company engaged in any business activity or was actively planning to engage in any business activity at any time during your employment with the Company.

(c) Non-Competition Restriction. During the period in which you are employed by the Company and for the Non-Competition Period, you shall not engage in the following activities either through or on behalf of yourself, a third party or another person/entity, whether directly or indirectly, either as principal, partner, stockholder, officer, director, member, employee, consultant, agent, representative or in any other capacity, own, manage, operate or control, or be concerned, connected or employed by, or otherwise associate in any manner with, engage in, or have a financial interest in, any business which is directly or indirectly Competing with the business of the Company within the Restricted Territory (each, a “Restricted Activity”). For the avoidance of doubt, this Section 2(c) shall not apply to you in the event your employment is terminated without Cause or if the Company elects to waive this Section 2(c) in accordance with Section 2(c)(ii) below.

(i) Garden Leave. In consideration of your agreement not to compete during the Non-Competition Period as set forth above in Section 2(c), and so long as you comply with the obligations under Section 2(c), the Company shall pay you an amount equal to fifty percent (50%) of your highest annualized base salary in the two years immediately preceding the commencement of the Non-Competition Period, to be paid in accordance with the Company’s normal payroll practices. For the purposes of this subsection 2(c)(i), “highest annualized base salary” shall mean the highest averaged amount of compensation paid to you for any twelve month period during the two year period immediately preceding commencement of the Non-Competition Period, but shall not include any other form of compensation, including but not limited to, commissions, bonuses, reimbursement of expenses, travel discounts or other fringe benefits. The Company reserves the right to apply any severance payments made to you by the Company, or a portion thereof, against the installment payments under this Section 2(c)(i).

(ii) Waiver of Non-Competition Period. The Company, in its sole discretion, may elect at any time prior to the commencement of the Non-Competition Period, or on such later date to the extent permitted by applicable law, to waive the restrictions set forth in Section 2(c), which such waiver shall automatically terminate Company’s obligations to compensate you under Section 2(c)(i) above. In such event, you shall have no further obligation under Section 2(c) above. Such waiver shall be provided in writing by the Company pursuant to Section 7(j) below. Such waiver shall have no effect on your obligations under the remainder of this Agreement, which shall continue in full force and effect in all respects. You acknowledge and agree that nothing in this Section 2(c)(ii) gives you an election as to compliance with Section 2(c).

(iii) Remedies Upon Breach. You acknowledge and agree that if you breach any of your obligations under Section 2(c) of this Agreement at any time during the Non-Competition Period, then, in addition to any other remedies that the Company may have against you, including but not limited to injunctive relief, the Company shall immediately cease any and all payments to you pursuant to Section 2(c)(i) and you shall be obligated to immediately return any and all payments previously made by the Company pursuant to Section 2(c)(i).

(iv) Notice of Subsequent Employment or Engagement. You agree that at any point prior to the commencement of the Non-Competition Period, in the event that you are considering an opportunity that would require you to engage in a Restricted Activity (including, but not limited to, an offer of employment), you shall notify the Chief Human Resources Officer at the Company in writing of such opportunity. You acknowledge and agree that your acceptance of the payments under Section 2(c)(i) shall be an express representation to the Company that you are in compliance with this Section 2(c)(iv).

(v) Material Breach. You acknowledge and agree that a breach of any provision of this Section 2(c) is a material breach of this Agreement.

(d) Non-Solicitation Restriction.

(i) Customers. During the period in which you are employed by the Company and for the Non-Solicitation Period, you shall not engage in the following activities either through or on behalf of yourself, a third party or another person/entity, whether directly or indirectly: (A) solicit, divert or appropriate, or attempt to solicit, divert or appropriate, any so called “corporate partner” or “collaborator” or any customer, client, vendor, supplier, or patron of the Company, or any prospective so called “corporate partner” or “collaborator” or any prospective customer, client, vendor, supplier, or patron to which the Company has developed or made a collaboration, joint venture or sales presentation (or similar offering of services); or (B) interfere with, or attempt to interfere with, the relations between the Company and any customer, client, vendor, supplier, patron, or so-called “corporate partner” or “collaborator” to the Company.

(ii) Employees. During the period in which you are employed by the Company and for the Non-Solicitation Period, you shall not engage in the following activities either through or on behalf of yourself, a third party or another person/entity, whether directly or indirectly: (A) solicit, entice or persuade, or attempt to solicit, entice or persuade, any other employees of or consultants to the Company to leave the services of the Company or any such parent, subsidiary or affiliate for any reason; or (B) employ, cause to be employed, or solicit the employment or services of any employee of or consultant to the Company while any such person is providing services to the Company or within one (1) year after any such person ceases providing services to the Company.

(e) Tolling. You acknowledge and agree that the Non-Solicitation Period shall be tolled and shall not run, during any period in which you are in violation of the terms herein.

3.	Developments.

(a) Prior Developments. You have attached hereto, as Exhibit A, a list describing all discoveries, ideas, inventions, improvements, enhancements, processes, methods, techniques, developments, software, and works of authorship, whether patentable or not, which were created, made, conceived or reduced to practice by you prior to your employment with the Company and which are owned by you, which relate directly or indirectly to the current or anticipated future business of the Company, and which are not assigned to the Company hereunder (collectively, “Prior Developments”); or, if no such list is attached, you represent that there are no Prior Developments. You agree that you have not and shall not incorporate any Prior Developments into any Company product, material, process or service without prior written consent of an officer of the Company. If you do incorporate any Prior Development into any Company product, material, process or service, you hereby grant to the Company a non-exclusive, worldwide, perpetual, transferable, irrevocable, royalty-free, fully-paid right and license to make, have made, use, offer for sale, sell, import, reproduce, modify, prepare derivative works, display, perform, transmit, distribute and otherwise exploit such Prior Development and to practice any method related thereto.

(b) Developments. All ideas, discoveries, creations, manuscripts and properties, innovations, improvements, know-how, inventions, designs, developments, apparatus, techniques, methods, formulae, data, protocols, writings, specifications, sound recordings, and pictorial and graphical representations, (collectively, “Developments”) which relate to the business of the Company or a Company affiliate, whether patentable, copyrightable or not, which you may conceive, reduce to practice or develop during your employment with the Company, whether alone or in conjunction with another or others, and whether at the request or upon the suggestion of the Company or otherwise, shall be and are the sole and exclusive property of the Company. You acknowledge that each original work of authorship which was made by you (solely or jointly with others) within the scope of and during the period of your employment with the Company and which is protectable by copyright is a “work made for hire,” as that term is defined in the United States Copyright Act. You agree to assign and do hereby assign to the Company (or any person or entity designated by the Company) all your right, title and interest in and to all Developments (other than Prior Developments listed on Exhibit A, if any) and all related patents, patent applications, copyrights and copyright applications. However, this Section 3(b) shall not apply to Developments which do not relate to the business or research and development conducted or planned to be conducted by the Company at the time such Development is created, made, conceived or reduced to practice and which were made and conceived by you outside of the scope of employment and not using the Company’s tools, devices, equipment or Confidential Information. You also hereby waive all claims to moral rights in any Developments.

(c) Cooperation. You agree to cooperate fully with the Company, both during and after your employment with the Company, with respect to the procurement, maintenance and enforcement of copyrights, patents and other intellectual property rights (both in the United States and foreign countries) relating to Developments. You shall sign all papers, including, without limitation, copyright applications, patent applications, declarations, oaths, formal assignments, assignments of priority rights, and powers of attorney, which the Company may deem necessary or desirable in order to protect its rights and interests in any Development. You further agree that if the Company is unable, after reasonable effort, to secure you signature on any such papers, any executive officer of the Company shall be entitled to execute any such papers as your agent and your attorney-in-fact, and you hereby irrevocably designate and appoint each executive officer of the Company as your agent and attorney-in-fact to execute any such papers on your behalf, and to take any and all actions as the Company may deem necessary or desirable in order to protect its rights and interests in any Development, under the conditions described in this sentence.

4.	Disclosure to Future Employers.

You shall provide, and the Company, in its discretion, may similarly provide, a copy of this Agreement or specific covenants herein to any business or enterprise which you may directly or indirectly own, manage, operate, finance, join, control or in which you may participate in the ownership, management, operation, financing, or control, or with which you may be connected as an officer, director, employee, partner, principal, agent, representative, consultant or otherwise.

5.	Your Representations and Warranties.

You hereby represent and warrant that: (a) you have no commitments, agreements or legal obligations that are inconsistent with this Agreement or that restrict your ability to be employed by or perform other services for the Company; and (b) the Company has advised you that at no time should you divulge to or use for the benefit of the Company any trade secret or confidential or proprietary information of any previous employer or other third party, and that you have not divulged or used and shall not divulge or use any such information for the benefit of the Company. You expressly acknowledge and agree that you shall indemnify and hold the Company harmless against loss, damage, liability or expense arising from any claim based upon circumstances alleged to be inconsistent with the representations and warranties above.

6.	Provisions Necessary and Reasonable; Injunctive Relief.

(a) Reasonableness of Restrictions. You acknowledge and agree that the provisions of Sections 1, 2 and 3 of this Agreement are necessary and reasonable to protect the Company’s Confidential Information, property rights, trade secrets, goodwill and business interests. You further acknowledge and agree that the types of employment which are prohibited by Section 2 are narrow and reasonable in relation to the skills which represent your principal salable asset both to the Company and to your other prospective employers, and that the specific but broad temporal and geographical scope of Section 2 is reasonable and fair in light of the Company’s need to market its services and develop and sell its products in a large geographic area in order to maintain a sufficient customer base and in light of your material presence or influence in the Restricted Territory during the last two years of your employment with the Company.

(b) Injunctive Relief. You hereby expressly acknowledge that any breach or threatened breach of any of the terms of Sections 1, 2 or 3 of this Agreement shall result in substantial, continuing and irreparable injury to the Company. Therefore, in addition to any other remedy available to the Company, the Company shall be entitled to injunctive or other equitable relief by a court of appropriate jurisdiction in the event of any breach or threatened breach of the terms of Sections 1, 2 or 3 of this Agreement, without posting any bond or security, and without affecting the Company’s right to seek and obtain damages or other equitable relief.

8.	General.

(a) Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving party’s address set forth above or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) sent by overnight courier, (iii) sent by registered mail, return receipt requested, postage prepaid, or (iv) sent by email. All notices, requests, consents and other communications hereunder shall be deemed to have been given either (A) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (B) if by overnight courier, on the next business day following the day such notice is delivered to the courier service, (C) if by registered mail, on the fifth business day following the day such mailing is made, or (D) if by email, upon confirmation of receipt from the receiving party.

(b) Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

(c) Modifications and Amendments. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by the parties hereto.

(d) Assignment. The Company may assign its rights and obligations hereunder to any person or entity that succeeds to all or substantially all of the Company’s business or that aspect of the Company’s business in which you are principally involved. You may not assign your rights and obligations under this Agreement without the prior written consent of the Company and any such attempted assignment by you without the prior written consent of the Company shall be void. You acknowledge and agree that if you should transfer between or among any affiliates of the Company, wherever situated, or be promoted or reassigned to functions other than your present functions, all terms of this Agreement shall continue to apply with full force.

(e) Benefit. All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Agreement shall be construed to create any rights or obligations except between the Company and you, and no person or entity other than the Company shall be regarded as a third-party beneficiary of this Agreement.

(f) Governing Law; Jurisdiction; Venue; Waiver of Jury Trial. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the Commonwealth of Massachusetts, without giving effect to conflict of law principles thereof, and specifically excluding any conflict or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. Any legal action or proceeding with respect to this Agreement shall be brought in Suffolk County Superior Court, Business Litigation Session, Boston, Massachusetts. By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts. ANY ACTION, DEMAND, CLAIM OR COUNTERCLAIM ARISING UNDER OR RELATING TO THIS AGREEMENT SHALL BE RESOLVED BY A JUDGE ALONE AND EACH OF THE COMPANY AND YOU WAIVE ANY RIGHT TO A JURY TRIAL THEREOF.

(g) Severability and Blue Pencil. The parties intend this Agreement to be enforced as written. However, (i) if any portion or provision of this Agreement is to any extent declared illegal or unenforceable by a duly authorized court having jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law; and (ii) if any provision, or part thereof, is held to be unenforceable because of the duration of such provision or the geographic area covered thereby, the court making such determination shall have the power to reduce the duration and/or geographic area of such provision, and/or to delete specific words and phrases (“blue-penciling”), and in its reduced or blue-penciled form such provision shall then be enforceable and shall be enforced.

(h) Survival of Acknowledgements and Agreements. Your acknowledgements and agreements set forth in Sections 1, 2 and 3 shall survive the termination of your provision of services to the Company for any reason or for no reason, pursuant to the terms and conditions herein.

(i) Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

(j) No Waiver of Rights, Powers and Remedies. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies.

(k) Expenses. Should any party breach this Agreement, in addition to all other remedies available at law or in equity, such party shall pay all of the other party’s costs and expenses resulting therefrom and/or incurred in enforcing this Agreement, including legal fees and expenses.

(l) Counterparts. This Agreement may be executed in two or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(m) Acknowledgment; Opportunity to Review. You hereby acknowledge that you have had at minimum ten (10) business days to review the terms and conditions set forth in this Agreement, including the obligations and agreements under Section 2(c), and that you have had the opportunity to consult with counsel of your own choosing regarding such terms. You further acknowledge that you fully understand the terms of this Agreement and have voluntarily executed this Agreement.

If the foregoing accurately sets forth our agreement, please so indicate by signing and returning to us the enclosed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties have signed this Confidentiality, Non-Competition, Non-Solicitation and Intellectual Property Agreement as of the date signed below.

COMPANY:

YUMANITY THERAPEUTICS

By:	/s/ Ellen K. Forest
Name: Ellen K. Forest
Title: Chief Human Resources Officer

Acknowledge and Agreed:

/s/ Ajay Verma
Name: Ajay Verma, M.D., Ph.D.

Date: April 11, 2021

Address: [•••]

EXHIBIT A

LIST OF PRIOR DEVELOPMENTS AND ORIGINAL WORKS OF AUTHORSHIP

Title	Date	Identifying Number or Brief Description